Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

Supplement Dated May 4, 2018 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2018, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> ***The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Prudential Jennison Utility Fund.***

The name of the investment adviser to the Prudential Jennison Utility Fund is changed from Prudential Investments LLC to PGIM Investments LLC.

Effective on or about June 1, 2018 (the "Effective Date"), Class Z of the Prudential Jennison Utility Fund will be closed to investments by new group retirement plans. Existing plans as of the Effective Date may keep their investments in Class Z and may continue to make additional purchases or exchanges.

Effective June 11, 2018, the Prudential Jennison Utility Fund will change its name to PGIM Jennison Utility Fund. Accordingly, on June 11, 2018, all references to the Prudential Jennison Utility Fund in the Contract Prospectus and Contract Prospectus Summary are hereby deleted and replaced with PGIM Jennison Utility Fund.